SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 3, 2004

Fording Canadian Coal Trust

(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

February 3, 2004

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Fording Announces 2003 Year End Results

                                                                                                                       Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

Q4 2003 INTERIM REPORT

FORDING ANNOUNCES 2003 YEAR END RESULTS

CALGARY, February 2, 2004 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its 2003 year end results. Net income was $243 million compared with a loss of $71 million during the prior year. The comparative results reflect unusual income items resulting from the conversion into a trust in 2003 and the write down of the operations in Mexico in 2002. Income from operations was $126 million in 2003, an increase of 15 percent over the prior year. The improvement was largely driven by sharply higher coal sales volumes which were up nearly 25 percent over the prior year.

Net income for the fourth quarter was $31 million in contrast to a net loss of $119 million for the same period in 2002. Income from operations for the fourth quarter of 2003 was $38 million, up $5 million or 14 percent from the comparable period of 2002.

"The past year has been one of significant change for Fording, and we have embraced that change," said Jim Gardiner, President of Fording Canadian Coal Trust. "The conversion into an income trust and the formation of the Elk Valley Coal Partnership has brought considerable benefits to unitholders. The consolidation of all of Canada's senior metallurgical coal operations under a single management was well timed as recent Chinese demand for seaborne hard-coking coal and steel products have confirmed our view of the supply/demand tightness of our principal coal markets."

Jim Gardiner continued: "Two decades of oversupply in seaborne hard-coking coal markets have ended, and we will be assessing our options for expanding production. Our near-term focus will be to strengthen our presence in existing markets, while continuing to diversify our customer base in Europe and China."

Year at a glance:

  Revenues were $990 million, up 21 percent. Robust demand in coal markets led to higher coal sales volumes of 15.3 million tonnes. Foreign currency hedging gains more than made up for lower average coal prices of approximately US$42 per tonne, leaving realized Canadian dollar coal prices unchanged at $62 per tonne.

  Cost of sales was up 29 percent to $785 million due to increased coal sales volumes and higher unit cost of coal production. The unit cost of coal production increased to $50 primarily because of the acquisition of the high cost Luscar and Line Creek mines. Specific actions taken at these mines are helping to lower coal production costs, which were $47 per unit during the fourth quarter.

  Net income was $243 million compared with a loss of $71 million for the prior year. Gains resulting from the conversion into a trust, net of costs, contributed $132 million to 2003 results. The net loss in 2002 included a $137 million write down of the value of the operations in Mexico.

  Additions to capital assets were $20 million of which $9 million was sustaining capital and $11 million was expansion capital. Capital expenditure levels were down $31 million from 2002. The conversion into a trust and the concentration on operating and equipment rationalization allowed for the cancellation or deferral of capital spending projects.

Fording Canadian Coal Trust	- 2 -	February 2, 2004

  Distributable cash for the ten-month period to December 31 was $2.51 per unit. Total distributions for the period were $4.49 per unit, including the benefit of special distributions and reducing inventories.

  On January 15, 2004, the Trust paid to unitholders of record on December 31 its fourth quarter distribution of $1.00 per unit, which included the non-recurring benefit of reducing coal inventories.

CONFERENCE CALL AND WEBCAST

A conference call to discuss these results will be held Tuesday, February 3, 2004 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-814-4857 or 416-640-1907 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust's website www.fording.ca under Investor Relations, Event Calendar.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes thereto for the year ended December 31, 2003, management's discussion and analysis and consolidated financial statements for the year ended December 31, 2002 contained in Fording Inc.'s 2002 annual report, and our other public disclosures and those of Fording Inc.

Important Information Regarding Comparative Financial Statements

For accounting purposes, Fording Canadian Coal Trust (the Trust) is a continuation of Fording Inc. The financial statements for 2003 reflect the results of operations and cash flows of Fording Inc. for January and February and our results of operations and cash flows thereafter. The comparative information for the prior year is that of Fording Inc. Readers are cautioned that because of the conversion into an income trust effective February 28, 2003, certain information included in the financial statements for prior periods may not be directly comparable.

Overview

Summary of Distributable Cash
	For the three months	For the ten months
	ended December 31	ended December 31
(in millions of Canadian dollars, except per unit amounts)	2003	2003

Distributable cash	$ 41.0	$ 118.9

Distributable cash per unit	$ 0.87	$ 2.51

Sources of cash paid or payable to unitholders per unit
Distributable cash	$ 0.48	$ 2.14
Benefit of inventory reduction	0.52	0.85
Special payment under Arrangement	-	1.50

	$ 1.00	$ 4.49

Distributable cash per unit is based on the number of units outstanding at the end of each quarter.

Since our conversion into an income trust on February 28, 2003, cash paid to unitholders was $4.49 per unit, including the special distribution of $1.50 arising from the Plan of Arrangement and the cash flow benefit of $0.85 resulting from reducing coal inventories. The cash paid to unitholders for the quarter ended December 31, 2003 was $1.00 per unit, comprised of $0.48 per unit paid from distributable cash and $0.52

Fording Canadian Coal Trust	- 3 -	February 2, 2004

per unit, or $24 million, as the benefit of reducing coal inventories during the quarter. Excess coal inventories have been reduced to more normal levels and, accordingly, future distributions will not include any similar benefit.

Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from anticipated results for that quarter, and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities, and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual available cash for those prior periods. See "Distribution Policies" in the Third Supplement to the Management Information Circular dated January 27, 2003. Approximately $19 million, or $0.39 per unit, of available cash was not distributed to the Trust at the end of December 2003.

Summarized Statement of Net Income
(unaudited)
	For the three months		For the year
	ended December 31		ended December 31
(in millions of Canadian dollars, except per unit amounts)	2003	2002	2003	2002

Income from operations
Metallurgical Coal Operations	$39.5	$36.1	$129.7	$126.3
Industrial Minerals Operations	1.2	(0.3)	4.0	(0.4)
Corporate	(3.0)	(2.8)	(8.1)	(17.0)
	37.7	33.0	125.6	108.9
Interest expense, net, and other	(4.9)	(1.3)	(10.1)	(5.5)
Foreign exchange gain on long-term financing	0.3	-	1.2	-
Gain on sale of Partnership interest	-	-	72.0	-
Reorganization costs	-	(11.5)	(22.0)	(11.5)
Provision for asset write down	-	(140.0)	-	(140.0)
Income taxes	(2.0)	(5.8)	(2.2)	(47.0)

Income (loss) before discontinued operations	31.1	(125.6)	164.5	(95.1)

Discontinued operations	-	6.3	78.7	24.2

Net income (loss) per financial statements	31.1	(119.3)	243.2	(70.9)

Unusual items and discontinued operations, net of income taxes
Provision for asset write down	-	137.2	-	137.2
Discontinued operations	-	(6.3)	(78.7)	(24.2)
Gain on sale of Partnership interest	-	-	(72.0)	-
Reorganization costs	-	7.5	18.3	7.5
Brooks capital expense	-	0.2	-	5.3

Income before unusual items and discontinued operations	$31.1	$19.3	$110.8	$54.9

Basic earnings (loss) per unit	$0.66	$ (2.35)	$5.14	$ (1.38)

Basic earnings per unit, before unusual items
and discontinued operations	$0.66	$0.38	$2.34	$1.07

Improved results for our Metallurgical Coal Operations had a positive impact on net income and income from operations for the year and the fourth quarter. These operations enjoyed higher sales volumes and

Fording Canadian Coal Trust	- 4 -	February 2, 2004

favourable realized foreign exchange gains on hedging commitments, offset to some extent by lower average US dollar coal prices.

For the year, higher net income and income from operations reflected better results from our Metallurgical Coal Operations, lower depreciation charges for our Industrial Minerals Operations, lower income taxes and a number of unusual items. A $24 million adjustment to future income taxes during the second quarter reflected new, lower income tax rates that were substantively enacted by Canadian federal taxation authorities. Unusual items arising from the Plan of Arrangement had a pronounced impact on the results. These included, on an after-tax basis, a gain on the sale of the Prairie Operations of $76 million, a gain of $72 million on the sale of a proportionate interest in Elk Valley Coal Partnership (the Partnership), and reorganization costs of $18 million. Net income for the year before these unusual items and before discontinued operations was $111 million.

Income from discontinued operations of $79 million for the year includes the gain on the sale of the Prairie Operations and the net earnings of these operations prior to the sale of the assets, which occurred as part of the Plan of Arrangement.

Results of Operations

Our financial results and financial position include the Metallurgical Coal Operations segment, which includes our indirect 65 percent interest in the Partnership and the metallurgical coal operations of Fording Inc. prior to the conversion into an income trust on February 28, 2003, the Industrial Minerals Operations comprised of the mining and processing operations in the United States and Mexico, and the Corporate segment encompassing general and administration expenses not allocated to the other segments.

Metallurgical Coal Operations

The Metallurgical Coal Operations for 2003 include 100 percent of the results of the three Fording Inc. mines for January and February (prior to the conversion into an income trust) and our 65 percent interest in the Partnership thereafter. Unless specifically stated otherwise, the discussion below is based on our share of the Partnership's results.

	For the three months			For the year
	ended December 31		ended December 31
	2003	2002	2003	2002

Statistics
Coal production, net (million tonnes)	3.9	2.7	14.4	13.3
Coal sales (million tonnes)	4.8	3.0	15.3	12.3
Average sales price (US$/tonne)	$ 41.90	$ 43.50	$ 42.50	$ 43.90
Average sales price (CDN$/tonne)	$ 59.10	$ 62.00	$ 61.90	$ 62.30
Cost of sales (CDN$/tonne)	$ 46.90	$ 45.90	$ 49.50	$ 47.70

Income from operations (millions of Canadian dollars)
Revenues	$ 282.6	$ 184.6	$ 948.7	$ 767.8
Cost of sales	224.4	136.6	758.1	588.4
Selling, general and administration	3.6	1.1	9.5	2.8
Depreciation, depletion	15.1	10.8	51.4	50.3

	$ 39.5	$ 36.1	$ 129.7	$ 126.3

Revenues for the year and the fourth quarter increased 24 percent and 53 percent, respectively. The benefits of higher sales volumes and foreign exchange hedging gains during 2003 exceeded the effects of lower US dollar coal prices for the coal year commencing April 1 and a stronger Canadian dollar. The Partnership had hedged approximately 60 percent of its 2003 US dollar exposure at about US$0.65 cents, the gains from which significantly offset the effect of the sharp rise in the Canadian dollar during

Fording Canadian Coal Trust	- 5 -	February 2, 2004

the year. The average US dollar coal sales price for the fourth quarter and year to date was slightly lower than the nearly US$43 that had been anticipated due to the higher proportion of sales of lower-quality coals during the final quarter.

Coal sales volumes increased 24 percent for the year, and were 60 percent higher during the fourth quarter of 2003 compared with the same period in the prior year. This reflects stronger demand in 2003 for Canadian metallurgical coal, and the benefits of our 65 percent interest in the Partnership in contrast to the three wholly-owned mines in 2002.

Cost of sales was up for the year and the fourth quarter from the comparable periods in the prior year. This resulted from higher sales volumes and higher unit cost of sales largely due to addition of the high cost Luscar and Line Creek mines on the formation of the Partnership. Unit cost of sales for the fourth quarter was less than the $50 during the prior quarter and the average for the year, demonstrating improvements in coal production costs and reduced distribution costs. Factors that contributed to improved cost performance at the mine operations were improved operating productivities, manpower reductions, declining strip ratios at the Luscar and Line Creek mines and higher production during the fourth quarter. Distribution costs were down as a result of reductions in rail and port rates driven by lower coal sales prices, moderated slightly by higher charges for vessel waiting times.

As has been noted previously, our current five-year integrated mine plan was developed to maximize cash flow over the longer term. Specific actions were, and will continue to be, taken at the mines that may increase cost of sales in the near term with the view to reducing the long-term average costs.

High strip ratios and low production at both the Line Creek and Luscar mines, especially during the first half of 2003, contributed to the high average unit costs. The production plan at the Line Creek mine during 2003 was lowered to 2 million tonnes, and the Luscar mine is working towards its scheduled closure in 2004. The operating results for these mines during the second half of 2003 demonstrated the anticipated, noticeable improvement in cost of sales and indicate that previously announced rationalization strategies are being effective.

Production during the fourth quarter was less than sales. This contributed to achieving our goal of having normal inventory levels of 3 to 4 weeks' production by the end of 2003. The draw down of inventory had a positive impact on cash flows for the quarter and about $24 million of this benefit was paid as part of the fourth quarter cash distribution to unitholders.

Our selling, general and administration costs were higher for the year and for the fourth quarter of 2003 mainly due to costs incurred under change of control agreements. Under the new structure, a larger portion of selling, general and administration costs are generally attributable to the Partnership. Therefore these costs increased for the Metallurgical Coal Operations and decreased at the corporate level during the year, compared with 2002.

Depreciation and depletion for the year were slightly higher from that in 2002 as a result of higher production levels. Depreciation and depletion were higher for the fourth quarter of 2003 versus the comparable period in the prior year largely as a consequence of significantly higher production levels and adjustments resulting from the allocation of the purchase price of the metallurgical coal assets of Luscar.

Fording Canadian Coal Trust	- 6 -	February 2, 2004

Industrial Minerals Operations

	For the three months			For the year
	ended December 31		ended December 31
	2003	2002	2003	2002

Statistics
Wollastonite sales (thousand tonnes)	19	18	75	84
Average sales price (US$/tonne)	$ 371	$ 334	$ 367	$ 331

Income (loss) from operations (millions of Canadian dollars)
Revenues	$ 10.0	$ 10.8	$ 41.7	$ 47.5
Cost of sales	6.6	6.8	26.8	30.8
Selling, general and administration	0.9	1.7	5.3	6.4
Depreciation, depletion	1.3	2.6	5.6	10.7

	$ 1.2	($ 0.3)	$ 4.0	($ 0.4)

The improved income from operations for the year and the fourth quarter were mainly due to lower depreciation and depletion expense during the year, which reflects the impact of the write-down of the Mexico operation during the fourth quarter of 2002. The benefits of higher US dollar prices resulting from an improved product mix and lower unit costs were offset by lower sales volumes and a stronger Canadian dollar.

Corporate and Other Income and Expenses

Interest expense rose during 2003 from comparable periods in the prior year due to higher interest rates and higher debt levels resulting from the Plan of Arrangement. Net interest expense of $10 million for the year includes $5 million of interest received on income tax refunds.

Subsequent to the conversion into an income trust in 2003, current income taxes consisted primarily of British Columbia mineral taxes and, to a lesser extent, income tax related to the Industrial Minerals Operations. The mineral tax rates were consistent with those incurred in the prior year. Income tax for the year includes income taxes related to the two-month period occurring prior to the conversion into an income trust, mineral taxes and income tax related to the Industrial Minerals Operations. These amounts were essentially offset by the adjustment to future income taxes recorded in the second quarter of 2003 when changes to federal income tax rates were substantively enacted. This future income tax recovery was a non-cash item and did not impact distributable cash of the Trust.

Fording Canadian Coal Trust	- 7 -	February 2, 2004

Liquidity and Capital Resources

Summary of Cash Flows
	For the three months			For the year
	ended December 31		ended December 31
(millions of Canadian dollars)	2003	2002	2003	2002

Operating activities
Cash before change in non-cash working capital	$ 44.6	$ 21.2	$ 138.4	$ 140.3
Change in non-cash working capital	26.3	(5.5)	35.9	(31.5)
Cash from operating activities	70.9	15.7	174.3	108.8
Financing activities	(52.9)	(10.9)	(446.4)	(54.8)
Investing activities	(8.1)	(4.6)	322.0	(50.7)

Increase in cash	9.9	0.2	49.9	3.3
Cash at beginning of period	47.0	6.8	7.0	3.7

Cash at end of period	$ 56.9	$ 7.0	$ 56.9	$ 7.0

At the end of 2003, the Trust's cash and cash equivalents were $57 million. Cash flow before non-cash working capital was higher for the quarter but comparable to the prior year at $138 million. Higher metallurgical coal sales revenues offset the impact of reorganization costs, increased interest expense and the loss of cash flow from the sale of the Prairie Operations. A decrease in non-cash working capital added $36 million to the cash position in 2003 primarily due to the reduction of coal inventories in the year, which had increased during the prior year.

Cash used in financing activities totaled $446 million in 2003, with a large portion relating to transactions arising from the Plan of Arrangement. In the fourth quarter of 2003, $53 million of cash was used in financing activities, primarily for distributions paid to unitholders. During the comparative period of 2002, cash of $11 million was used for dividend payments and funding debt.

Cash generated by investing activities was $322 million in 2003 and primarily related to transactions arising from the Plan of Arrangement. Total capital expenditures were $33 million in 2003 versus $52 million a year earlier, including cash paid for certain of the Luscar assets. Additions to capital assets during 2003 consisted of normal expenditures to sustain existing operations and $7 million of new support equipment for the Prairie Operations which was recovered in the proceeds on sale of the assets. Cash used in investing activities in the fourth quarter was $8 million as compared with $5 million for the same period of 2002, largely due to an increase in additions to capital assets.

At December 31, 2003, we had outstanding $300 million of long-term debt and $48 million of letters of credit or letters of guarantee, leaving unused lines of credit of $150 million under the banking facilities. Adequate credit facilities are in place to fund working capital and other requirements. Cash flows are expected to be sufficient to fund sustaining capital expenditures, service debt facilities and make cash distributions to unitholders.

Outlook

Distributable Cash

Distribution policy and cash paid to unitholders

Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from anticipated results for that quarter, and takes into account other considerations such as expected future performance, variations in levels of quarterly operating and capital activities, and other

Fording Canadian Coal Trust	- 8 -	February 2, 2004

financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods. See "Distribution Policies" in the Third Supplement to the Management Information Circular dated January 27, 2003.

First quarter 2004

The following discussion generally highlights our expectation that we will see improved operating results in 2004. Coal prices will rise, sales and production of coal are expected to increase and to be at or near capacity, and coal production costs are expected to decline.

However, the results of operations for the first quarter are expected to be weaker than those for the rest of the year. The following factors, the effects of which are indeterminate at this time, are important. The new coal prices will not come into effect until the second quarter of 2004, and second quarter prices will also reflect some carry over of 2003 coal year sales. Our coal inventories at the ports are low and we are experiencing difficulties with rail shipments. If these current difficulties with rail shipments continue, we can expect sales volumes for the first quarter to be below normal levels and we will likely incur considerable demurrage charges for vessel waiting times. The first quarter will also include charges resulting from payments under change of control agreements for the announced retirement. The final settlement of outstanding royalty arbitration cases are expected to be concluded in the first quarter and amounts owing to us will be recorded upon settlement.

These items, on the whole, will serve to lower our operating results, net income and distributable cash for the first quarter compared to the balance of the year. Cash to be paid to unitholders for the first quarter will not be affected to the same extent because of the carry over by Fording Inc. of available cash from the fourth quarter of 2003.

Hard-coking coal markets

Demand for hard-coking coal continues to strengthen in global coal markets since our last interim report. Global crude steel production is anticipated to remain strong throughout the balance of the year and into 2005. Integrated steel mills and coke producers around the world are finding it difficult to purchase sufficient quantities of hard-coking coal, at a time when their inventories of coal are low. Merchant coke supplies are not sufficient to meet high demand. Indications are that China continues to represent an opportunity for additional coal sales in the future, evidenced by forecasts that steel production will continue to grow by 20 million tonnes per year for the next several years.

As expected, additional export hard-coking coal supply is now coming on stream from Australia, and it is expected that we and other producers will try to maximize coal production from existing operations and brown-field expansions. However, the impact on the supply and demand balance for hard-coking coal should be offset by the closures of Canadian mines, operating problems in underground mines in Australia and the United States, lower domestic production in Europe, decreasing availability of finished coke and higher quality coal from China, and by China's demand for imported hard-coking coal.

Coal prices

During the fourth quarter, coal sales agreements covering a significant amount of our production were concluded for the 2004 coal year, which runs from April 1, 2004 to March 31, 2005 for most customers in Asia and Europe. Sufficient settlements have been achieved in all markets to indicate that the average price for coal sales for the 2004 coal year (April 1, 2004 - March 31, 2005), including normal levels of sales carried over from the current coal year, is expected to be approximately US$51 per tonne. This represents an increase of nearly 20 percent from the average US dollar price realized during the current coal year. Price increases were attained for all of our coal products.

Coal sales within North America, which accounts for a smaller part of our sales, have been concluded for the year commencing January 1, 2004. More than 80 percent of our coal available for sale for the 2004 fiscal year ending December 31, 2004 has now been priced and contracted. Average coal prices for the

Fording Canadian Coal Trust	- 9 -	February 2, 2004

2004 fiscal year are expected to be US$48 per tonne, an increase of 13 percent over the current fiscal year. The Canadian dollar price of coal is expected to increase 9 percent to $67 per tonne for the 2004 fiscal year assuming a US/Canadian dollar exchange rate of US$0.77 and taking into account our foreign currency hedge position in 2004.

Coal sales and production

Coal product inventories were reduced to normal levels by the end of 2003, with most of the inventories located at the mine sites. Accordingly, with the current conditions of seaborne hard-coking coal markets, it is expected that production at all mines will be at or near full current capacity to meet forecast sales. Coal sales for the Partnership in 2004 are expected to be in the order of 25 million tonnes, of which our share will be approximately 16 million tonnes.

Our inventory levels at Westshore Terminals and Neptune Terminals are low due to the current high demand for our coal and the recent difficulties experienced by our primary rail service provider to meet our shipping requirements. The problems reported by the railway company are primarily weather related. Accordingly, vessels are experiencing waiting times to load, leading to delayed sales and additional distribution costs. While at this time problems are continuing, we are optimistic that rail service will return to levels which are sufficient to meet the productive capacity of the Partnership's mines in the Elk Valley. However, delayed sales and higher distribution costs resulting from demurrage costs, that could be between $1 and $2 per tonne depending on when problems with rail service are resolved, will significantly impact the operating results, net income and distributable cash of the first quarter of 2004 should the problems affecting rail service continue.

Some variation in quarterly coal sales should be expected. Seaborne metallurgical coal is typically sold on a coal year basis, usually commencing April 1, and the timing of shipments and, therefore, sales is determined by the customer. Shipments can be affected by customers' scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems, congestion at the port and, recently, the strong demand for vessels across a number of commodity sectors which affects vessel availability and timing. Sales can also be impacted by weather or mechanical problems affecting the mine sites, railway and ports, and other factors such as a lack of coal at the ports arising from railway transportation problems.

Production levels will also vary from quarter to quarter. Shutdowns will be taken at the mines at various times throughout the year in order to provide for employee vacations and regular maintenance requirements. Operating efficiencies, cost improvements, including synergies, and declining strip ratios are expected to improve coal production costs from 2003 levels.

Distribution costs

Distribution costs include the costs of shipping coal by rail to port facilities and customers, and the cost of handling and loading coal on to vessels at the ports. These costs, together with production costs, constitute the cost of coal sold shown in the consolidated statement of income in the financial statements.

A significant portion of rail and port costs move with changes in the US dollar and Canadian dollar price of coal. Accordingly, under current contract arrangements distribution costs will increase significantly when those coal price changes come into effect commencing in the second quarter of 2004.

Capital expenditures

Capital expenditures during 2003 were at levels lower than would be considered normal over a multi-year period. The combination of the mines in the Partnership allowed for a significant amount of capital expenditures to be cancelled and deferred. In 2004, our sustaining capital expenditures are anticipated to be approximately $27 million. Current and anticipated market conditions for our coal products have caused us to review and evaluate expansion projects. Additional capital spending is anticipated to occur in 2004 related to increasing our capacity for coal production. The Cardinal River operation's Cheviot pit is receiving the highest priority in this regard.

Fording Canadian Coal Trust	- 10 -	February 2, 2004

Sensitivities

Our financial results and, therefore, the amount of distributable cash to be paid to unitholders are highly dependent on, and sensitive to, key variables of the Metallurgical Coal Operations such as prices, cost of sales, sales volumes and the US/Canadian dollar exchange rate. The table that follows outlines the approximate sensitivity in 2004 of distributable cash per unit for given changes in certain key variables. These sensitivities are calculated before any cash reserve and before any change in our interest in the Partnership, take into account our current foreign currency hedges and are based on the number of units outstanding at the end of 2003.

Variable	Cents/unit

$1 change in the cost of coal sales	30
US$1 change in the price of coal, net of impact on distribution costs	25
1 million tonne change in the Partnership's sales and production of coal	24
US 1 cent change in the US/Canadian dollar exchange rate	14
$1 million change in capital expenditures of the Trust	2

Integration and Optimization

The Trust and the Partnership were formed earlier this year and consolidated substantially all of Canada's metallurgical coal mining operations. The six mines are now operating under an integrated plan. The integration has, and is expected to continue to, result in significant improvements in cost and value.

Under the Partnership agreement, Teck Cominco can increase its ownership share of the Partnership from 35 percent to a maximum of 40 percent by attaining synergies within the combined operations and/or by improving the operating results of the Elkview mine. A mining engineering firm has been retained as an independent expert to develop a program to assess, measure and document the attainment of synergies and improvements in the operating results of the Elkview mine in order to determine whether Teck Cominco's interest in the Partnership is to be increased.

The first calculation, which is required for the coal year ending March 31, 2004, will likely be completed towards the end of the second quarter of 2004. The period during which Teck Cominco can increase its ownership share of the Partnership will expire on completion of the coal year ending March 31, 2007. At this time, it is not yet possible to determine whether there will be a change in Teck Cominco's interest in the Partnership.

Industrial Minerals

Earnings of this segment are expected to improve in 2004. We expect improved sales volumes, however average sales prices are anticipated to decline slightly due to a change in product mix and a stronger Canadian dollar. These operations are expected to remain focused on mid- and high-value product lines and the higher cash margins will have a positive impact on income from operations. Actual results will depend to a large degree on the recovery of world economies, and our success with new targeted sales applications.

Foreign Exchange Hedging

We have established a foreign currency hedging program in order to reduce the impact on earnings and distributable cash arising from changes in the US/Canadian dollar exchange rate. Limits are established to allow hedges of up to 100 percent of our estimated US dollar exposure within the first 24 months and, thereafter, up to 50, 30 and 15 percent of expected US dollar revenues during each of the next three 12-month periods, respectively. There is no minimum amount required to be hedged. We are pursuing arrangements to allow us to enter into foreign exchange forward contracts under these policy limits. The outstanding foreign currency hedge position as at December 2003 is disclosed in note 13 to the financial statements.

Fording Canadian Coal Trust	- 11 -	February 2, 2004

Executive Change

On January 22, 2004, we announced that Jim Gardiner had decided to retire from his positions as President with us and his positions as President and CEO of the Partnership effective February 29, 2004. Jim has made significant contributions to us and our predecessor organizations over his 35-year career. He has been highly instrumental in taking our business from one mine in the late 1960s to an entity that is the second largest supplier of seaborne hard-coking coal in the world and accounts for over 25 million tonnes of salable coal production.

With this news, we announced the appointment of Jim Popowich to the positions of President and Chief Executive Officer of the Partnership in addition to his role as our Executive Vice President. Jim also has had a 35-year career with us and our predecessor organizations and has played a major role in our growth and development. In assuming his new roles in the Partnership, Jim's presence will ensure a smooth transition in leadership and a continued focus on operating excellence.

Jim Gardiner and certain other of our senior executives are parties to change of control agreements that specify severance benefits if the executive resigns, retires or is terminated without cause prior to March 1, 2006.

Fording Canadian Coal Trust	- 12 -	February 2, 2004

CAUTION ON FORWARD-LOOKING INFORMATION AND OTHER STATEMENTS

Certain information included in this discussion is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward looking information. Some of the risks, uncertainties and other factors affecting us are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of our Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of February 2, 2004 and is subject to change after this date. However, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The term "distributable cash" has no standardized meaning and it is not defined by generally accepted accounting principles in Canada. Distributable cash is a term defined in the Declaration of Trust. It is a measure of cash paid or to be paid to unitholders, and it is based on our financial results. Accordingly, "distributable cash" as it is presented here may not be comparable to similarly named measures presented by other trusts.

Fording Canadian Coal Trust	- 13 -	February 2, 2004

FINANCIAL STATEMENTS

Fording Canadian Coal Trust
Consolidated Statement of Income
(unaudited)
	For the three months		For the year ended December 31
	ended December 31
(millions of Canadian dollars, except per unit amounts)	2003	2002	2003	2002

Revenues	$292.6	$195.4	$990.4	$815.3

Expenses
Cost of sales	231.0	143.4	784.9	619.2
Selling, general and administration	6.8	4.4	20.3	16.4
Depreciation, depletion	17.1	14.3	59.6	62.6
Brooks capital expense	-	0.3	-	8.2
	254.9	162.4	864.8	706.4

Income from operations	37.7	33.0	125.6	108.9

Interest expense, net, and other	(4.9)	(1.3)	(10.1)	(5.5)

Foreign exchange gain on long-term financing (note 7)	0.3	-	1.2	-

Gain on sale of Partnership interest (note 5)	-	-	72.0	-

Provision for asset write down	-	(140.0)	-	(140.0)

Reorganization costs	-	(11.5)	(22.0)	(11.5)

Income (loss) before taxes and discontinued operations	33.1	(119.8)	166.7	(48.1)

Income tax expense	2.0	5.8	2.2	47.0

Income (loss) before discontinued operations	31.1	(125.6)	164.5	(95.1)

Discontinued operations (note 4)	-	6.3	78.7	24.2

Net Income (loss)	$31.1	$(119.3)	$243.2	$(70.9)

Average number of units outstanding (millions) (note 11)	46.9	50.6	47.3	51.4

Basic and diluted earnings (loss) per unit before
discontinued operations	$0.66	$(2.48)	$3.48	$(1.85)
Basic and diluted earnings (loss) per unit	$0.66	$(2.35)	$5.14	$(1.38)

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 14 -	February 2, 2004

Fording Canadian Coal Trust
Consolidated Statement of Retained Earnings
(unaudited)	For the year ended December 31

(millions of Canadian dollars)	2003	2002

Balance, beginning of year	$291.8	$423.6

Net income (loss)	243.2	(70.9)
Dividends	-	(28.2)
Redemption of shares	(351.0)	(32.7)
Distributions	(140.3)	-
Special distributions	(60.3)	-

Balance, end of year	$(16.6)	$291.8

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 15 -	February 2, 2004

Fording Canadian Coal Trust
Consolidated Statement of Cash Flows
(unaudited)
	For the three months			For the year
	ended December 31		ended December 31
(millions of Canadian dollars)	2003	2002	2003	2002

Operating activities
Net income (loss)	$31.1	$(119.3)	$243.2	$(70.9)
Provision for asset write-down	-	140.0	-	140.0
Depreciation, depletion	16.9	15.5	60.6	69.4
Future income taxes	(3.4)	(0.9)	35.9	6.8
Reclamation of minesites	0.5	0.5	1.9	1.3
Employee future benefits	(0.7)	(16.7)	0.3	(16.3)
(Gain) loss on disposal of assets	0.2	-	(204.1)	-
Brooks capital expense	-	0.3	-	8.2
Other	-	1.8	0.6	1.8
	44.6	21.2	138.4	140.3
Change in non-cash working capital	26.3	(5.5)	35.9	(31.5)
Cash from operating activities	70.9	15.7	174.3	108.8

Financing activities
Increase (decrease) in long-term debt, net	-	(1.0)	165.0	4.0
Repurchase of shares	-	-	(377.1)	(38.5)
Issuance of units	1.3	0.3	12.3	0.7
Distributions/dividends	(46.9)	(7.6)	(210.3)	(28.2)
Payments arising under the Arrangement	-	-	(75.3)	-
Increase in long-term financing	(0.3)	-	(1.7)	-
Foreign exchange gain on long-term financing (note 7)	(0.3)	-	(1.2)	-
Capital lease payments	(0.4)	-	(1.3)	-
Change in bank indebtedness	(6.4)	(2.6)	(3.7)	7.2
Change in non-cash working capital	0.1	-	46.9	-
	(52.9)	(10.9)	(446.4)	(54.8)

Investing activities
Additions to capital assets	(6.7)	(4.1)	(20.4)	(51.5)
Cash payment for Luscar assets	-	-	(12.3)	-
Proceeds on disposal of assets	-	-	362.8	1.2
Other	(1.4)	(0.5)	(8.1)	(0.4)
	(8.1)	(4.6)	322.0	(50.7)

Increase in cash position*	9.9	0.2	49.9	3.3

Cash at beginning of period*	47.0	6.8	7.0	3.7

Cash at end of period*	$56.9	$7.0	$56.9	$7.0

* Cash is comprised of cash and investments maturing within three months

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 16 -	February 2, 2004

Fording Canadian Coal Trust
Consolidated Balance Sheet
(unaudited)

	December 31	December 31
(millions of Canadian dollars)	2003	2002

Assets

Current assets
Cash and temporary investments	$56.9	$7.0
Accounts receivable	79.1	47.5
Inventories	130.3	189.7
Prepaid expenses	2.9	10.3
	269.2	254.5

Capital assets
Cost	1,181.2	1,374.2
Accumulated depreciation and depletion	(559.3)	(730.1)
	621.9	644.1

Goodwill	52.4	-
Other assets	20.1	10.8

	$963.6	$909.4

Liabilities and Unitholders' Equity

Current liabilities
Bank indebtedness	$4.4	$8.1
Accounts payable	91.9	81.6
Income taxes payable	7.0	3.1
Distribution payable	46.9	-
	150.2	92.8

Non-current liabilities	71.6	48.0

Long-term debt (note 8)	300.0	135.0

Future income taxes	197.4	184.9
	719.2	460.7

Unitholders' equity
Preferred shares		-
Trust units/capital stock (note 6)	247.6	122.4
(Deficit), retained earnings	(16.6)	291.8
Foreign currency translation adjustments	13.4	34.5
	244.4	448.7

	$963.6	$909.4

Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust	- 17 -	February 2, 2004

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements

(unaudited)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual financial statements of Fording Inc., except for the accounting of stock-based compensation as discussed in note 12. The financial statements should be read in conjunction with the annual consolidated financial statements included in the Fording Inc. 2002 Annual Report and other public disclosures of Fording Canadian Coal Trust and Fording Inc.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates.

1.  Corporate Reorganization

Fording Canadian Coal Trust (the "Trust") is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement (the "Arrangement") that became effective on February 28, 2003.

The Arrangement gave effect to the transactions contemplated by the Combination Agreement entered into on January 12, 2003 by Fording Inc. as it was then constituted ("Old Fording"), Teck Cominco Limited ("Teck Cominco"), Westshore Terminals Income Fund ("Westshore"), Ontario Teachers' Pension Plan ("OTPP") and Sherritt International Corporation ("Sherritt"). Pursuant to the Arrangement, shareholders of Old Fording could elect to receive cash, units of the Trust, or a combination of cash and units.

The Trust holds all of the shares and subordinated notes of Fording Inc. (the "Corporation"). The Corporation is the successor to Old Fording and its subsidiary, Fording Coal Limited. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to "Fording Inc." as part of the Arrangement. The Corporation holds a 65 percent interest in the Elk Valley Coal Partnership (the "Partnership"), formerly the Fording Coal Partnership, which was created as part of the Arrangement and a 100 percent interest in the Industrial Minerals Operations. The remaining 35 percent interest in the Partnership is held by Teck Cominco and its affiliates. The Corporation has accounted for its 65 percent interest in the Partnership on a proportionate consolidation basis.

Teck Cominco has the opportunity to increase its interest in the Partnership by up to 5 percent to the extent that the Partnership realizes certain synergies and improves the operating results of the Elkview mine by March 31, 2007. In the event of a change in ownership of the Partnership as a consequence of this process, the Trust will record a reduction of net assets and an equivalent non-cash charge to earnings equal to the proportionate decrease in the Trust's interest in the net assets of the Partnership.

In addition to providing for the creation of the Trust and the Partnership, there were a number of other steps that comprised the Arrangement such as:

  the contribution to the Partnership by Teck Cominco of its Elkview mine and other North American metallurgical coal assets, as well as the liabilities and obligations relating thereto, and the payment of $125.0 million, in consideration for its Partnership interest;

  the purchase by the Corporation of metallurgical coal assets from the Luscar/CONSOL joint ventures including the Luscar Mine, the Line Creek mine, the Cheviot project and a 46 percent interest in the Neptune Bulk Terminals (Canada) Ltd. ("Neptune"), in consideration for the issuance of 6.4 million units plus an amount on account of working capital and the grant of a royalty interest on certain specified properties;

  the contribution to the Partnership by the Corporation of its metallurgical coal assets including the Fording River mine, the Coal Mountain mine, its 80 percent interest in the Greenhills mine and the assets purchased from the Luscar/CONSOL joint ventures, as well as the liabilities and obligations

Fording Canadian Coal Trust	- 18 -	February 2, 2004

attaching thereto, in consideration of a 65 percent Partnership interest and the receipt of $125.0 million;

  the sale of the Prairie Operations by the Corporation to Sherritt Coal Partnership II, a partnership owned by OTPP and Sherritt, for cash consideration of $225.0 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain assets comprising the Prairie Operations beyond current levels (except the announced expansion of the Genesee operations) of up to 5 percent of gross revenue from such expansion;

  Teck Cominco and Westshore each paid $150.0 million for 4.3 million units of the Trust; OTPP paid $275.0 million for 7.9 million units; and Sherritt paid $100.0 million for  2.9 million units;

  the payment by the Corporation of $75.3 million, in the aggregate, to Sherritt, OTPP, Teck Cominco, Westshore and CONSOL.

As part of the Arrangement, the Corporation put in place a new credit facility and drew down $335.0 million to replace existing debt and make other payments in connection with the Arrangement.

Upon completion of the Arrangement, 46.4 million units were outstanding and 0.7 million outstanding options to purchase units became fully vested.

The Arrangement has been accounted for as a continuity of interests. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording. All assets and liabilities are recorded at historical cost. The twelve months ended December 31, 2003 reflect the results of operations and cash flows of Old Fording for the period January 1 to February 28 and the results of operations and cash flows of the Trust for the period March 1 to December 31. Due to the conversion into an income trust, certain information included in the financial statements for prior periods may not be directly comparable.

The term "units" has been used in these financial statements to identify both the trust units of the Trust issued on or after February 28, 2003 as well as the common shares of Old Fording outstanding prior to the conversion on February 28, 2003.

2.  Distributable Cash

	For the three	For the ten
	months ended	months ended
	December 31	December 31
(millions of Canadian dollars, except per unit amounts)	2003	2003

Cash flows from operating activities	$70.9	$229.6
Add / (Deduct):
Change in non-cash working capital	(26.3)	(99.5)
Unrealized foreign exchange gain on financing	(0.3)	(1.2)
Sustaining capital expenditures, net	(2.9)	(8.7)
Capital lease payments	(0.4)	(1.3)
Cash reserve	-	-

Distributable cash	$41.0	$118.9

Distributable cash per unit	$0.87	$2.51

Distributable cash generally refers to the net cash received by the Trust that is available for payment to unitholders on a quarterly basis. Available cash generated by Fording Inc. is the principal contributor to distributable cash of the Trust. Fording Inc. distributes its available cash to the Trust in a quarter, which is derived from anticipated results for the quarter and takes into account other considerations such as

Fording Canadian Coal Trust	- 19 -	February 2, 2004

expected future performance, variations in levels of quarterly operating and capital activities and other financial or legal requirements. Future distributions of available cash will take into account these factors and any amounts paid in prior periods that were greater or less than the actual distributable cash for those prior periods.

Distributable cash paid or payable to unitholders since the formation of the Trust on February 28, 2003 and the amount under paid at December 31, 2003 is summarized in the following table.

	For the three	For the ten
	months ended	months ended
	December 31	December 31
(millions of Canadian dollars, except per unit amounts)	2003	2003

Balance under (over) paid, beginning of period	$-	$-
Distributable cash	41.0	118.9
Cash paid or payable	(22.5)	(100.4)

Balance under (over) paid, end of period	$18.5	$18.5

Balance under (over) paid per unit, end of period	$0.39	$0.39

In addition to distributable cash, two additional sources of cash contributed to cash amounts paid or payable to unitholders which were events unique to 2003 and will not be repeated. A special payment under the Arrangement totaling $70 million ($1.50 per unit) was paid in two installments to unitholders of record at the end of each of the first two quarters of 2003. Also, the cash flow benefit of the draw down of coal product inventory to more normal operating levels contributed $24.5 million ($0.52 per unit) to the cash payment to unitholders for the fourth quarter of 2003, and contributed $40 million (or $0.85 per unit) for the year.

The following table summarizes the total cash paid or payable to unitholders from all sources since the formation of the Trust on February 28, 2003.

	For the three	For the ten
	months ended	months ended
	December 31	December 31
	2003	2003

Distributable cash paid or payable	$0.48	$2.14
Benefit of inventory reduction	0.52	0.85
Special payment under Arrangement	-	1.50

	$1.00	$4.49

Distributable cash has no standardized meaning and it is not defined by generally accepted accounting principles in Canada. Distributable cash is a term defined in the Declaration of Trust. It is a measure of cash paid or to be paid to unitholders, and it is based on the financial results of the Trust. Accordingly, distributable cash as it is presented here may not be comparable to similarly named measures presented by other trusts. The per-unit amounts of cash paid or declared to be paid to unitholders reflect the actual amounts based on units outstanding at the time of the record dates for the payments.

Fording Canadian Coal Trust	- 20 -	February 2, 2004

3.  Acquisition of Assets

The Corporation purchased the metallurgical coal and other assets from the Luscar/CONSOL joint ventures for total consideration of $240.3 million, consisting of 6.4 million units of the Trust valued at $224.0 million and an estimated working capital payment of $16.3 million. These assets were contributed to the Partnership as part of the Plan of Arrangement. Coincident with the acquisition, management examined the operations and determined that operations at the Line Creek mine would be curtailed and a portion of the workforce terminated. The costs of this employee reduction were accrued as a liability in determining the allocation of the cost of the acquisition.

The Partnership has also confirmed the scheduled closure of the Luscar mine as its reserves will be depleted in 2004 unless additional reserves are identified. The termination costs and the vast majority of the Luscar mine reclamation costs are to be borne by the Luscar/CONSOL joint ventures, pursuant to the terms of the Arrangement.

The allocation of values of the various assets and liabilities acquired was completed in the fourth quarter of 2003. The acquisition has been accounted for as a purchase of assets in accordance with Canadian generally accepted accounting principles. The Trust has allocated the purchase price of the assets and liabilities as follows:

(millions of Canadian dollars)

Capital assets	$169.1
Goodwill	80.7
Working capital	16.6
Future reclamation	(21.3)
Other liabilities, net	(4.8)

$240.3

Certain steps under the Arrangement have not been finalized due to differences in interpretation between certain parties to the transaction.  Outstanding issues include working capital adjustments, Federal Goods and Services Tax amounts on certain payments made by the Corporation under the Arrangement and obligations for reclamation activities.  It is not possible at this time to predict the outcome of these issues.  Depending on the outcome of these items, a change in the estimated amounts recorded in the purchase price would be reflected as a change to the goodwill allocation or a charge to net income, depending on the nature of the adjustment.

4.  Discontinued Operations

In the first quarter of 2003, the Corporation sold the Prairie Operations to Sherritt Coal Partnership II for cash consideration of $225.0 million plus $7.1 million for the reimbursement of capital expenditures made in early 2003 and an amount for working capital estimated to be $6.8 million. After providing for future taxes estimated to be $56.3 million, the Corporation recorded a gain of $76.0 million.

Fording Canadian Coal Trust	- 21 -	February 2, 2004

The results of discontinued operations are as follows:

	For the three months			For the year
	ended December 31		ended December 31
(millions of Canadian dollars)	2003	2002	2003	2002

Net income	$-	$6.3	$2.7	$24.2
Gain on sale of assets	-	-	76.0	-

	$-	$6.3	$78.7	$24.2

The income for the segment for the period prior to sale was $2.7 million net of taxes of $1.4 million. Revenues for the discontinued operations prior to the sale were $22.7 million.

5.  Gain on Sale of Partnership Interest

Teck Cominco contributed its Elkview mine and other metallurgical coal assets and paid $125.0 million for a 35 percent interest in the Partnership. The receipt of $125.0 million for a portion of the Corporation's Partnership interest in connection with the formation of the Partnership resulted in a $72.0 million non-taxable gain to the Corporation.

6.  Unitholders' Equity

As a result of the equity restructuring, the share capital of Old Fording became unitholders' equity of the Trust. The following table summarizes the changes during the year.

(millions of Canadian dollars, except unit and share amounts)	Units	Shares	Amount

Outstanding at December 31, 2002	-	50.7	$122.4

Shares issued on exercise of options	-	0.1	0.5
Shares repurchased as part of the Arrangement	-	(10.7)	(26.0)
Small non-board lot shares repurchased	-	(0.1)	(0.1)
Units exchanged for shares of the Corporation	40.0	(40.0)	-
Units issued for Luscar/CONSOL assets	6.4	-	224.0
Units issued on exercise of options	0.5	-	11.8
Special distribution on new units issued	-	-	(9.7)
Payments arising under the Arrangement	-	-	(75.3)

Outstanding at December 31, 2003	46.9	-	$247.6

Under the Arrangement, 10.7 million shares were repurchased at $35 per share for a total consideration of $375.0 million and subsequently cancelled. Capital stock was charged with the average carrying value for the shares redeemed ($26.0 million) and the remainder ($349.0 million) was charged to retained earnings.

Also, as part of the Arrangement, the Trust committed to make two special distributions at the end of the first and second quarters of 2003. The total amount of these special distributions of $70.0 million was recorded at March 31, 2003.

The Corporation made payments of $75.3 million arising under the Arrangement. These amounts, which in prior quarters were charged to retained earnings, are charged to unitholders' equity. In 2004, the quarterly comparative information for 2003 will be restated to reflect the change in classification. In addition, the Corporation incurred $22.0 million of costs related to the Arrangement in 2003, which were charged to income.

Fording Canadian Coal Trust	- 22 -	February 2, 2004

7. Foreign Exchange Gain on Long-Term Financing

The foreign exchange gain on long-term financing of $1.2 million year to date relates to US dollar denominated long-term financing held by the Partnership. The Trust's $7.3 million share in the US dollar denominated long-term financing is included in non-current liabilities.

8.  Long-term Debt and Banking Facilities

	December 31	December 31
(millions of Canadian dollars)	2003	2002

Bank debt
Term variable rate bank loans with interest rates varying
from 5.1% to 5.9%	$ 300.0	$-
Revolving bank loans with interest rates varying
from 3.6% to 4.5%	-	135.0

	$ 300.0	$135.0

Other use of bank facilities
Issued and outstanding letters of credit and guarantee
Corporation	$ 27.5	$51.0
Partnership (65% of $31.6 million)	20.5	-

	$ 48.0	$51.0

Unused lines of credit, revolving
Corporation	$ 92.5	$64.0
Partnership (65% of $88.3 million)	57.5	-

	$ 150.0	$64.0

The $300.0 million term facility requires $150.0 million to be refinanced by February 28, 2005 and the remaining $150.0 million by February 28, 2006.

The Corporation's banking facilities are supported by an unsecured guarantee by the Partnership, limited in recourse to any partner's interest in the Partnership (other than the Corporation), a general security interest over the assets of the Corporation including the Corporation's interest in the Partnership, and unsecured guarantees given by subsidiary companies, Nyco Minerals, Inc. and 627066 Alberta Ltd.

Neptune Guarantee

As part of the Arrangement, the Partnership acquired a 46 percent interest in Neptune. Neptune's shareholder agreement requires that its shareholders guarantee the outstanding bank indebtedness of Neptune. At December 31, 2003, the Partnership's proportionate share of this guarantee was $19.3 million and the Trust's proportionate share in this guarantee was $12.5 million.

9.  Future Tax Recovery

An income tax recovery of $20.4 million was generated in 2003 primarily by tax legislation changes which were partially offset by British Columbia mineral taxes. The substantively enacted federal tax legislation introduced changes which aim to eliminate differences between resource industries and other industries, resulted in a future income tax recovery of $24.3 million in the second quarter.

Fording Canadian Coal Trust	- 23 -	February 2, 2004

10.  Segment Information

The Metallurgical Coal Operations mine and process primarily metallurgical coal, principally for export. Prior to February 28, 2003, the Metallurgical Coal Operations were referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain. Subsequent to February 28, 2003, the Metallurgical Coal Operations segment represents the Trust's indirect 65 percent interest in the Partnership. The Partnership consists of the Fording River, Greenhills, Coal Mountain, Elkview, Line Creek and Luscar mines as well as corporate costs related to the Metallurgical Coal Operations.

	For the three months			For the year
	ended December 31		ended December 31
(millions of Canadian dollars)	2003	2002	2003	2002

Metallurgical Coal Operations
Revenues	$282.6	$184.6	$948.7	$767.8
Cost of sales	224.4	136.6	758.1	588.4
Selling, general and administration	3.6	1.1	9.5	2.8
Depreciation, depletion	15.1	10.8	51.4	50.3
Income from operations	39.5	36.1	129.7	126.3

Industrial Minerals Operations
Revenues	10.0	10.8	41.7	47.5
Cost of sales	6.6	6.8	26.8	30.8
Selling, general and administration	0.9	1.7	5.3	6.4
Depreciation, depletion	1.3	2.6	5.6	10.7
Income (loss) from operations	1.2	(0.3)	4.0	(0.4)

Corporate
Selling, general and administration	2.3	1.6	5.5	7.2
Depreciation, depletion	0.7	0.9	2.6	1.6
Brooks capital expense	-	0.3	-	8.2
(Loss) from operations	(3.0)	(2.8)	(8.1)	(17.0)

Total
Revenues	$292.6	$195.4	$990.4	$815.3
Cost of sales	231.0	143.4	784.9	619.2
Selling, general and administration	6.8	4.4	20.3	16.4
Depreciation, depletion	17.1	14.3	59.6	62.6
Brooks capital expense	-	0.3	-	8.2
Income from operations	37.7	33.0	125.6	108.9
Interest expense, net	(4.0)	(1.3)	(9.7)	(5.5)
Foreign exchange gain on long-term financing	0.3	-	1.2	-
Other income	(0.9)	-	(0.4)	-
Gain on sale of Partnership interest	-	-	72.0	-
Reorganization costs	-	(11.5)	(22.0)	(11.5)
Provision for asset write-down	-	(140.0)	-	(140.0)
Income taxes	(2.0)	(5.8)	(2.2)	(47.0)
Income (loss) before discontinued operations	$31.1	$(125.6)	$164.5	$(95.1)

Fording Canadian Coal Trust	- 24 -	February 2, 2004

11.  Earnings per Unit

Earnings per unit are calculated based upon a continuity of interest from the Corporation to the Trust. The effect of this is to treat shares and units interchangeably. The following table outlines the calculation of the weighted average number of units outstanding using the treasury stock method, which is used for the purposes of calculating earnings per unit.

	For the three months			For the year
	ended December 31		ended December 31
(in millions)	2003	2002	2003	2002

Weighted average number of units - basic	46.9	50.6	47.3	51.4
Effect of dilutive securities - unit options	0.1	-	-	-

Weighted average number of units - diluted	47.0	50.6	47.3	51.4

12.  Stock-based Compensation

Under the terms of the Arrangement, options to purchase common shares were exchanged for options to purchase units. The exercise price for the option to purchase units was calculated by prescribed formula to preserve the holder's in-the-money amounts immediately before the conversion from options to purchase shares to options to purchase units. The following options are outstanding and exercisable at December 31, 2003.

Range of	Options
Exercise Prices	Outstanding
$ 5 - 7	13,877
7 - 10	26,959
10 - 14	17,922
18 - 19	4,500
24 - 29	22,060

85,318

The fair value of options granted in 2002 was estimated at $2.5 million using the Black-Scholes model. The unamortized amount remaining at December 31, 2002 was $1.5 million and was deducted in determining pro forma earnings in the three months ended March 31, 2003 as all options vested upon the completion of the Arrangement. On a pro forma basis, had compensation cost for the options issued in 2002 been determined based on the fair value method, the Trust's net income and earnings per unit would have been reduced to the amounts disclosed in the following table.

During the fourth quarter, the Trust prospectively adopted the fair value method of accounting for stock-based compensation related to unit options pursuant to new transitional rules for stock-based compensation recently approved by the Canadian Institute of Chartered Accountants. Prospective application requires the fair value method to be applied to awards granted, modified or settled on or after the beginning of the fiscal year in which this new section is adopted. The Trust has not granted, modified or settled any stock-based awards in 2003, and accordingly has no stock-based compensation expense included in the Trust's net income for 2003.

Fording Canadian Coal Trust	- 25 -	February 2, 2004

		For the three months		For the year
		ended December 31		ended December 31
(millions of Canadian dollars, except earnings per unit)		2003	2002	2003	2002

Net income (loss)	As reported	$31.1	$(119.3)	$243.2	$(70.9)
	Pro forma	$31.1	$(119.6)	$241.7	$(71.9)

Basic earnings (loss) per unit	As reported	$0.66	$(2.35)	$5.14	$(1.38)
	Pro forma	$0.66	$(2.36)	$5.11	$(1.40)

Diluted earnings (loss) per unit	As reported	$0.66	$(2.35)	$5.14	$(1.38)
	Pro forma	$0.66	$(2.36)	$5.11	$(1.40)

Income (loss) before discontinued operations	As reported	$31.1	$(125.6)	$164.5	$(95.1)
	Pro forma	$31.1	$(125.9)	$163.0	$(96.1)

Basic and diluted earnings (loss) per unit	As reported	$0.66	$(2.48)	$3.48	$(1.85)
before discontinued operations	Pro forma	$0.66	$(2.49)	$3.45	$(1.87)

13.  Foreign Exchange Forward Contracts

To manage its exposure to currency fluctuations, the Trust has foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of the Partnership. The following chart summarizes the Trust's outstanding hedged positions at December 31, 2003. The US/Canadian dollar exchange rate was US$0.77 at December 31, 2003.

	Amount Hedged (millions of US$)
	Partnership			Trust's	Average Exchange Rates
Year	100%	65%	Trust	Total	(CDN$/US$)	(US$/CDN$)

2004	$434	$282	$-	$282	1.53	0.66
2005	355	231	6	237	1.50	0.67
2006	95	62	8	70	1.58	0.63
2007	-	-	16	16	1.46	0.69

	$884	$575	$30	$605

The Trust's unrealized gain on foreign exchange forward contracts as at December 31, 2003 was $124 million, including its share of the Partnership's unrealized gain.

14.  Commitments and Contingencies

There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Fording Inc. 2002 Annual Report, except the Neptune guarantee disclosed in note 8, and the following:

Mount Washington mine site

On May 14, 2003, Fording was served with an Inspector's Direction under federal fisheries legislation requiring it to take steps to prevent acid rock drainage from a former mine site at Mount Washington on Vancouver Island and advise Environment Canada by November 30, 2003 of the measures taken. Fording's connection to the Mount Washington site is that it acquired the mineral rights for the properties

Fording Canadian Coal Trust	- 26 -	February 2, 2004

from another former subsidiary of Canadian Pacific Limited after mining operations at the site had ceased.

While Fording disputes that it has any liability for the remediation of the former Mount Washington mine site, Fording participated with other parties interested in remediation of the mine site by contributing $125,000 in funding for a remediation project that was completed in November of 2003. Sampling conducted by Environment Canada in November 2003 indicates that the remediation has reduced levels of toxicity to the compliance standard required by the Inspector's Direction. Ongoing sampling will be required to confirm the effectiveness of the remediation efforts.

Change of Control Agreements

The Corporate Reorganization described in note 1 constituted a change in control and 'good reason' for the purposes of Change of Control Agreements (the "Agreements") entered into with certain members of senior management upon Fording becoming a public company in 2001. If an individual with one of these Agreements resigns, retires or is terminated without cause prior to March 1, 2006 then such individual will be entitled to the severance benefits provided for under the Agreement.

No provision has been accrued for the contingent liability related to Agreements that were outstanding on December 31, 2003. The liability is charged to earnings in the period in which the resignation, retirement or termination occurs. The Trust's 65 percent share of the contingent liability, which is dependent on the achievement of certain future financial results, ranges between $7 million and $14 million. The announced retirement in the first quarter of 2004 will reduce this contingent liability by $4 million to $7 million.

Arbitration Regarding Royalties

The Corporation is currently involved in arbitration proceedings concerning the calculation of royalty payments on previously owned coal leases. One arbitration decision was received in January 2004, and resulted in an amount owing to the Corporation of approximately $3 million. This decision is open to appeal by either party until February 15, 2004. Negotiations are also continuing on other royalty arbitrations, which could result in further amounts owing to the Corporation. This contingent gain has not been accrued in the financial statements.

15.  Comparative Figures

Certain 2002 comparative figures have been reclassified to conform to the presentation adopted for 2003.

For further information contact:

Mark Gow, CA

Director, Investor Relations

(403) 260-9834

mark_gow@fording.ca